CONSENT OF EXPERT

The undersigned, on his own behalf and on behalf of Stantec International Consulting LLC., hereby consents to the references to, the information derived from, and the incorporation by reference of the report titled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated effective September 4, 2019, and to the references, as applicable, to the undersigned's name and to Stantec International Consulting LLC. included in or incorporated by reference in the Registration Statement on Form F-3 (File No. 333-231964) filed by Platinum Group Metals Ltd., and any amendments or supplements thereto.

/s/ Michael Murphy

Michael K. Murphy

Stantec International Consulting LLC.

Date: June 3, 2020